Mail Stop 4561

March 11, 2010

Sujit Sircar
Chief Financial Officer
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

      Re: **iGATE Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               File No. 000-21755

Dear Mr. Sircar:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Patrick Gilmore
               Accounting Branch Chief